Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 18, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	Press Release of March 18, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: March 18, 2004	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany

P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.com

ALTANA closes 2003 with new record figures

Return on sales in excess of 21%
Dividend up by 11% — the eighth increase in succession

Bad Homburg, Germany, March 18, 2004 — ALTANA AG (NYSE: AAA, FSE: ALT) reported another successful business year 2003. “Over the past year we have remained on course for further growth, despite considerable currency upheavals and a very weak dollar. Achieving growth in sales of 5% and a return on sales of over 21% against that kind of background illustrates the operating strength of the ALTANA Group and makes us one of the most profitable companies of the German economy”, commented Dr. Nikolaus Schweickart, Chairman of the Management Board at the report on business year 2003.

ALTANA’s sales rose by 5% in 2003 to €2.7 billion (2002: €2.6 billion). Adjusted for exchange rate and acquisition effects, operating growth was 12%. The main impetus for growth came from international business, which now accounts for 82% of total sales (2002: 81%). Sales generated outside Germany totaled €2.25 billion (2002: €2.1 billion), with the U.S., where growth was up by 10%, bringing sales to €755 million (2002: €684 million), again proving the strongest single market. In Asia, ALTANA’s sales were up 9% to €197 million (2002: €181 million), due mainly to Specialty Chemicals business. Sales in European markets (excluding Germany) grew by 8% to €903 million (2002: €834 million), whilst domestic sales fell by 2% to €482 million (2002: €490 million).

Top-level profitability

Profitability was also increased further in 2003. Consolidated operating profit (EBIT) was up by 5% to €563 million (2002: €538 million), whilst profit before taxes (EBT) rose at an even stronger pace (up 10%) to €580 million (2002: €526 million). This is due to a better financial result. Profit after taxes was up by 6% to €345 million (2002: €324 million). This yields an earnings per share figure of €2.53, which is equivalent to an improvement of 7% (2002: €2.37).

The ALTANA Group’s key return figures also increased in line with profitability. Measured in terms of EBIT, the 2003 return on sales remained at the previous year’s level (20.6%), although the return on sales before taxes (EBT) improved to 21.2% (2002: 20.2%), a new record level. “ALTANA is now one of the most profitable industrial companies in the DAX 30, if not in fact the most profitable. This is the result of a long-term approach to corporate policy”, stated Dr. Nikolaus Schweickart.

     Equity was €1.45 billion at the end of 2003 (2002: €1.25 billion) which is equivalent to an equity ratio of 57.1% (2002: 55.1%). Cash flow from operating activities amounted to €425 million (2002: €442 million).

Further expansion in investment and research expenses

ALTANA continued to expand its investment activities over the past year, with capital expenditure at €237 million (2002: €225 million), 5% more than in the previous year. Of that, €170 million went on investment in property, plant and equipment and €67 million on intangible assets. Expenditure on research and development provides a further basis for securing ALTANA’s future business. This expenditure totaled €412 million in 2003 (2002: €369 million), which is equivalent to a substantial 12% rise. The greater part of that (€376 million) was supplied by ALTANA Pharma (2002: €335 million).

ALTANA Pharma: Sales approach the €2 billion mark for the first time

Thanks to the unabated growth of Pantoprazole, ALTANA Pharma AG, Constance, saw its sales rise by 6% to almost €2 billion (2002: almost €1.9 billion). Adjusted for negative exchange rate influences and divestment effects, operating sales achieved double-digit growth (15%). The share of international business in total sales climbed further in 2003 and now stands at 81% (2002: 79%). In line with the corporate strategy, sales grew fastest in the United States, the largest and most important pharmaceuticals market. Up 17%, sales here totaled €638 million in 2003 (2002: €547 million). Sales in Europe (excluding Germany) rose by 10% to €597 million (2002: €542 million). Sales in Germany, however, fell by 4% in 2003 to €375 million (2002: €390 million). This was primarily due to health policy amendments adopted by the German government, which imposed a mandatory rebate of 6% on non-reference price drugs.

Operating profit (EBIT) rose in 2003 to €506 million, up 7% (2002: €471 million). Profit before taxes (EBT) was 12% higher, at €520 million, than in the previous year (2002: €464 million). Measured in terms of EBIT, the return on sales continued to grow in 2003 and currently stands at 25.5% (2002: 25.3%). The return on sales before taxes (EBT) improved to reach 26.3% (2002: 25.0%).

The driving force behind ALTANA Pharma’s growth is still the strategic core Therapeutics business (prescription drugs), which generated sales of €1.7 billion and growth of 10% over the year under review, and now accounts for 87% of total pharmaceutical sales. The most important product is the internationally successful blockbuster, Pantoprazole (Pantozol®/Protonix®), which is used to treat acid-induced gastrointestinal and esophageal diseases. Together with its distribution partners, ALTANA Pharma increased worldwide market sales of Pantoprazole by 17% in 2003 to reach €2.35 billion (2002: around €2 billion). Sales generated by ALTANA itself with this product totaled €1.1 billion over the past fiscal year (2002: almost €1 billion). The average market share of Pantoprazole in the proton pump inhibitor market in all relevant countries is now 16%. In the United States, the patent protection accorded to Pantoprazole was extended by five years to 2010. Pantoprazole is patent-protected until 2009 in the major European countries.

In the Imaging business, sales of contrast media increased by 6% to €106 million (2002: €100 million); the OTC business was dominated by a strategic realignment and streamlining of the product range. The latter, plus currency effects, prompted a 5% reduction in OTC sales, which fell to €104 million (2002: €110 million).

“In 2003, ALTANA Pharma brought another very successful year to a close with double-digit growth in operating sales. Continuing expansion in the market shares captured by Pantoprazole plus our highly promising product candidates for treating respiratory diseases will provide us with the basis for future growth”, said Dr. Hans-Joachim Lohrisch, member of the Management Board of ALTANA AG and Chairman of the Management Board of ALTANA Pharma AG.

Securing the future with innovative therapeutics

The two product candidates furthest down the ALTANA Pharma research pipeline are the two respiratory products Alvesco® (Ciclesonide) and Daxas® (Roflumilast). Towards the end of 2003, alliance partner Aventis filed for official approval in the United States for Alvesco®, a steroid inhaler used to treat asthma. Meanwhile, the first market approval worldwide for Alvesco® was granted in February in Australia. ALTANA filed for European approval of Daxas®, a PDE (phosphodiesterase) 4 inhibitor for treating asthma and chronic bronchitis (chronic obstructive pulmonary disease, COPD), in February 2004.

ALTANA Chemie: Robust business in a difficult environment

Despite the difficult economic environment and continuing negative exchange rate effects, ALTANA Chemie AG, Wesel, increased sales in 2003 by 1%, taking them to €755 million (2002: €748 million). Adjusted for acquisitions and exchange rate effects, ALTANA Chemie reported a 3% growth in operating sales. In mid-August 2003 ALTANA Chemie completed the biggest ever acquisition in the company’s history when it took over the global electrical insulation business of Schenectady International Inc. This acquisition contributed €27 million to total sales.

The greater part (86%) of ALTANA Chemie’s 2003 sales were still generated outside Germany. Sales in Europe (excluding Germany) rose by 5% to €306 million (2002: €292 million), and in Germany by 7% to €107 million (2002: €100 million). The Asia region again provided the highest increase, with sales growth of 9%, up to €154 million (2002: €141 million), whilst sales in North America, suffering from the impact of a weak dollar, fell by 15% to €125 million (2002: €146 million).

Operating profit (EBIT) fell to €92 million in 2003 (2002: €104 million) and profit before taxes (EBT) to €85 million (2002: €97 million), mainly due to exchange rate effects. Measured in terms of EBIT, the return on sales also fell accordingly from 13.9% to 12.2%, and the return on sales before taxes (EBT) from 13.0% to 11.2%.

“Despite the continuing weak economy, ALTANA Chemie still managed to generate an increase in operating sales in 2003, and return on sales that are considerably better than the industry average. We shall push ahead vigorously with our strategy of sustained investment in Research and Development and of strengthening our portfolio through targeted acquisitions”, said Dr. Matthias Wolfgruber, member of the Management Board of ALTANA AG and Chairman of the Management Board of ALTANA Chemie AG.

The largest of ALTANA Chemie’s business units, “Additives & Instruments”, generated sales of €308 million (2002: €304 million) in 2003, a slight increase of 1%. The additives business benefited by the strong economic revival in China. Sales in the United States also developed well, particularly in the second half of the year. Important investments in 2003 included the extension of the additives production facility in Wesel and a new laboratory for technical service and quality control in the United States.

At €225 million, the sales achieved in 2003 by the Electrical Insulation business unit with impregnating resins, casting compounds and wire enamels were slightly above the previous year’s level of €223 million. Most of the sales shortfalls incurred in the American market, which was dominated by concentration and shift, were compensated by corresponding growth by ALTANA subsidiaries in the Asian region. The electrical insulation business acquired from Schenectady International Inc. in mid-August also sustainably strengthened this business unit’s position in all the important markets.

The Coatings & Sealants business (industrial and packaging coatings plus sealing compounds) also closed slightly above the previous year’s level, generating sales of €222 million (2002: €221 million). 82% of the products for the packaging industry and other industrial applications were sold in Europe. To expand its position in China, the business unit has increased its stake in the existing joint venture of China’s Shunde Rhenacoat to 100%. Over the next two years, ALTANA Coatings & Sealants will strategically and consistently refocus its portfolio on the packagings business.

Proposed dividend increase of 11%

In line with the profit-oriented dividend policy, the Management Board and the Supervisory Board will propose a dividend of €0.83 (2002: €0.75) for the past fiscal year to the Annual General Meeting on May 5, 2004. The proposed 11% dividend increase will take the total dividend amount up to €117 million (2002: €105 million). Dr. Nikolaus Schweickart: “The eighth consecutive double-digit dividend increase underlines our commitment to sustained value enhancement for our shareholders and our traditionally shareholder-friendly dividend and distribution policy.”

Further increase in the number of employees

At the end of 2003, ALTANA employed around 10,400 people around the world, 6% more than in the previous year (2002: almost 10,000). The company’s increasing internationalization is reflected in the growing number of employees outside Germany: up by 4% to 5,586, i.e. 54% of the total workforce. In Germany, the number of employees increased by as much as 8% to 4,816. ALTANA Pharma employed around 7,700 people worldwide (+3%), and ALTANA Chemie around 2,600 (+15%). This means ALTANA now ranks amongst the few German companies that go on creating new jobs at home and abroad year after year.

Outlook 2004

ALTANA expects further positive business results throughout 2004 with operating growth in both sales and profits expressed in local currencies. From today’s point of view, profit (EBT) looks likely to grow rather less strongly than sales due to considerably higher R&D expenses (budget 2004: +15%) and market preparations for new product candidates. We expect the 2004 return on sales (EBT) to be well above the industry average once again, in the range of 20%.

Key figures 2003

ALTANA Group	2003		2002	Change
	in € million		in € million	in %
Sales	2,735		2,609	+5
ALTANA Pharma	1,980		1,861	+6
ALTANA Chemie	755		748	+1
Germany	482		490	-2
Abroad	2,253		2,119	+6

Profit figures
Profit before interest and taxes (EBIT)	563		538	+5
Profit before taxes (EBT)	580		526	+10
Profit after taxes (EAT)	345		324	+6
Cash flow from operating activities	425		442	-4
Total assets	2,532		2,269	+12
Equity	1,445		1,250	+16
Capital expenditure	237		225	+5
R&D expenses	412		369	+12

Key return figures in %
Return on sales before interest and taxes (EBIT)	20.6		20.6
Return on sales before taxes (EBT)	21.2		20.2

Number of employees
Group	10,402		9,853	+6
ALTANA Pharma	7,702		7,504	+3
ALTANA Chemie	2,634		2,299	+15

Figures per ALTANA share	in €		in €
Net income	2.53		2.37	+7
Dividend	0.83	1)	0.75	+11

1)	Management recommendation

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the year 2004, the increase of the dividend which is subject to the shareholders’ consent at the Annual General Meeting and the expectations for a further growth of ALTANA. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the exchange rate of the Euro to foreign currencies, ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com

For inquiries please contact:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

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